UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)
CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of the Issuer)

CARACO PHARMACEUTICAL LABORATORIES, LTD.
SUN PHARMACEUTICAL INDUSTRIES LIMITED
SUN PHARMA GLOBAL, INC.
SUN LABORATORIES, INC.
DILIP S. SHANGHVI
(Name of Person(s) Filing Statement)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)
14075T 10 7
(CUSIP Number of Class of Securities)

Caraco Pharmaceutical Laboratories, Ltd. 1150 Elijah McCoy Drive Detroit, Michigan 48202 (313) 871-8400	Sun Laboratories, Inc. c/o Caraco Pharmaceutical Laboratories, Ltd. 1150 Elijah McCoy Drive Detroit, Michigan 48202 (313) 556-4141	Sun Pharmaceutical Industries Limited Dilip S. Shanghvi c/o Sun Pharmaceutical Industries Limited 17/B Mahal Industrial Estate Andheri (East) Mumbai 400 093 India +1 91 22 66455645
Sun Pharma Global, Inc.
c/o SuGandHManagement Consultancy
Woodstock Asia Pacific DMCC
Office No. 406, The Business Center
Opp Burjuman Centre, Mashreq Bank Bldg., Bank Street
P.O. Box 12850
Dubai, United Arab Emirates
+1 971 43597674

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:
Fred B. Green, Esq. Bodman PLC 1901 St. Antoine Street, 6th Floor Detroit, Michigan 48226 (313)-259-7777	Peter D. Lyons, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000
This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$50,989,858.50	$5,919.92

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding shares of common stock, without par value (the “Shares”), of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation, other than Shares owned by Sun Pharmaceutical Industries Limited ("Sun Pharma") and Sun Pharma Global, Inc., at a purchase price of $5.25 per Share, net to the seller in cash.  As of February 21, 2011, there were 40,179,194 Shares outstanding, of which 30,468,680 Shares are owned by Sun Pharma and its subsidiaries.  As a result, this calculation assumes the purchase of 9,710,514 Shares at $5.25 per share plus $9,660 expected to be paid in connection with the cancellation of outstanding options to purchase Shares at an exercise price below $5.25 per Share (the “Total Consideration”).  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2011 issued by the Securities and Exchange Commission on December 22, 2010, by multiplying 0.0001161 by the Total Consideration.

☐
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:  $5,919.92
Form or Registration No.:  Schedule 14A
Filing Party:  Caraco Pharmaceutical Laboratories, Ltd.
Date Filed:  March 16, 2011

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Caraco”), (ii) Sun Pharmaceutical Industries Limited, an Indian corporation (“Sun Pharma”), (iii) Sun Laboratories, Inc., a Michigan corporation and an indirect wholly owned subsidiary of Sun Pharma (“Merger Sub”), (iv) Sun Pharma Global, Inc., a British Virgin Islands corporation (“Sun Global”), and (v) Dilip S. Shanghvi, chairman of Caraco and of Sun Pharma (collectively, the “Filing Persons”).

This Schedule relates to the Agreement and Plan of Merger, dated as of February 21, 2011 (the “Merger Agreement”), by and among Sun Pharma, Sun Global, Merger Sub and Caraco.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Caraco (the “merger”), and each outstanding share of Caraco’s common stock (other than (i) shares as to which dissenters’ rights have been properly exercised and (ii) the 30,468,680 shares of Caraco common stock owned by Sun Pharma and Sun Global) will be converted into the right to receive $5.25 in cash, without interest and subject to any applicable withholding taxes.  Sun Pharma and Sun Global expect to fund the aggregate merger consideration and all related fees and expenses with cash.  The Merger Agreement contains representations, warranties and covenants of Caraco, Sun Pharma, Sun Global and Merger Sub, including among others, covenants concerning the conduct of Caraco’s business during the interim period between the execution of the Merger Agreement and the consummation of the merger.  The closing of the merger is subject to closing conditions, including the adoption and approval of the Merger Agreement by the holders of a majority of Caraco’s outstanding common stock.  Sun Pharma and Sun Global have agreed to vote their respective shares of Caraco common stock in favor of the Merger Agreement.

Concurrently with the filing of this Schedule, Caraco is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Caraco at which the stockholders of Caraco will consider and vote upon a proposal to approve and adopt the terms of the Merger Agreement.  A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is incorporated by reference to Exhibit 99.1 to Caraco’s Form 8-K, filed on February 22, 2011.  All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3.  The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.  Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule and/or the Proxy Statement concerning (i) Caraco was supplied by Caraco and no other Filing Person takes responsibility for the accuracy of such information and (ii) each other Filing Person was supplied by such Filing Person and no other Filing Person (including Caraco) takes responsibility for the accuracy of such information nor any other information not supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)
Name and Address.  The principal executive office of the subject company, Caraco Pharmaceutical Laboratories, Ltd., is 1150 Elijah McCoy Drive, Detroit, Michigan 48202, and its telephone number is (313) 871-8400.

(b)
Securities.  The information set forth under the caption “The Special Meeting—Record Date; Voting Rights” in the Proxy Statement is incorporated herein by reference.  The exact title of the subject class of equity securities is common stock, without par value.

(c)	Trading Market and Price. The information set forth under the caption “Market Price and Dividend Information” in the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Market Price and Dividend Information” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth under the caption “Certain Purchases and Sales of Caraco Common Stock” in the Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)
Name and Address.  The information set forth under the captions “The Participants” and “Directors and Executive Officers of Caraco, Sun Pharma, Sun Global and Merger Sub” in the Proxy Statement is incorporated herein by reference.

(b)
Business and Background of Entities.  The information set forth under the captions “The Participants” and “Directors and Executive Officers of Caraco, Sun Pharma, Sun Global and Merger Sub” in the Proxy Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons.  The information set forth under the captions “The Participants” and “Directors and Executive Officers of Caraco, Sun Pharma, Sun Global and Merger Sub” in the Proxy Statement is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)
Material Terms.  The information set forth under the captions “Summary Term Sheet—The Merger Agreement,” “Summary Term Sheet—Purposes and Effects of the Merger,” “Summary Term Sheet—Quorum; Required Vote,” “Summary Term Sheet—Interests of Caraco Directors and Officers in the Merger,” “Summary Term Sheet—Material U.S. Federal Income Tax Consequences,” “The Special Meeting—Required Vote,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Interests of Caraco Directors and Officers in the Merger,” “Proposal One—The Merger—Anticipated Accounting Treatment of the Merger” and “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by reference.

(c)
Different Terms. The information set forth under the captions “Summary Term Sheet—Interests of Caraco Directors and Officers in the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Questions and Answers about the Merger and the Special Meeting,” “Proposal One—The Merger—Interests of Caraco Directors and Officers in the Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(d)
Appraisal Rights. The information set forth under the captions “Summary Term Sheet—Rights of Appraisal” and “Proposal One—The Merger—Rights of Appraisal” in the Proxy Statement and the information set forth in “Appendix C—Sections 761-774 of the Michigan Business Corporation Act” to the Proxy Statement, is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders.  The information set forth under the caption “Proposal One—The Merger—Provisions for Unaffiliated Stockholders” in the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)
Transactions.  The information set forth under the captions “Proposal One—The Merger—Background of the Merger” and “Proposal One—The Merger—Employment Agreements” in the Proxy Statement is incorporated herein by reference.

(b) - (c)
Significant Corporate Events; Negotiations or Contracts.  The information set forth under the captions “Summary Term Sheet—Interests of Caraco Directors and Officers in the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger” and “Proposal One—The Merger—Interests of Caraco Directors and Officers in the Merger” in the Proxy Statement is incorporated herein by reference.

(e)
Agreements Involving the Subject Company’s Securities.  The information set forth under the captions “Summary Term Sheet—Quorum; Required Vote,” “Questions and Answers about the Merger and the Special Meeting,” “The Special Meeting—Required Vote,” Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Merger Financing,” “The Merger Agreement” and “Security Ownership of Management and Directors” in the Proxy Statement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)
Use of Securities Acquired.  The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Questions and Answers about the Merger and the Special Meeting,” “The Special Meeting—Matters to be Considered,” “Proposal One—The Merger—Purposes and Effects of the Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)
Plans.  The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Merger Financing,” “Proposal One—The Merger—Plans for Caraco after the Merger,” “The Merger Agreement” and “Market Price and Dividend Information” in the Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)
Purposes. The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger” and “Proposal One—The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(b) - (c)
Alternatives; Reasons.  The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Summary Term Sheet—Interests of Caraco Directors and Officers in the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger” and “Proposal One—The Merger—Interests of Caraco Directors and Officers in the Merger” in the Proxy Statement is incorporated herein by reference.

(d)
Effects.  The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Summary Term Sheet—Interests of Caraco Directors and Officers in the Merger,” “Summary Term Sheet—Material U.S. Federal Income Tax Consequences,” “Summary Term Sheet—Rights of Appraisal,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Plans for Caraco after the Merger,” Proposal One—The Merger—Anticipated Accounting Treatment of the Merger,” “Proposal One—The Merger—Interests of Caraco Directors and Officers in the Merger,” “Proposal One—The Merger—Rights of Appraisal,” “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences” and “Book Value Per Share” in the Proxy Statement and the information set forth in “Appendix C—Sections 761-774 of the Michigan Business Corporation Act” to the Proxy Statement, is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) - (e)
Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors.  The information set forth under the captions “Summary Term Sheet—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor,” “Summary Term Sheet—Interests of Caraco Directors and Officers in the Merger,” “Proposal One—The Merger— Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Opinion of the Independent Committee’s Financial Advisor,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger” and “Proposal One—The Merger—Interests of Caraco Directors and Officers in the Merger” in the Proxy Statement, the information set forth in “Appendix B—Opinion of William Blair & Company, L.L.C.” to the Proxy Statement and the presentation of William Blair & Company, L.L.C. to the independent committee of the board of directors of Caraco, dated February 21, 2011 and attached hereto as Exhibit (c)(2), are incorporated herein by reference.

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) - (c)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth under the captions “Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—The Merger—Opinion of the Independent Committee’s Financial Advisor,” “Proposal One—The Merger—Estimated Fees and Expenses,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee” and “Where You Can Find More Information” in the Proxy Statement, the information set forth in “Appendix B—Opinion of William Blair & Company, L.L.C.” to the Proxy Statement and the presentation of William Blair & Company, L.L.C. to the independent committee of the board of directors of Caraco, dated February 21, 2011 and attached hereto as Exhibit (c)(2), are incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) - (b)
Source of Funds; Conditions.  The information set forth under the captions “Summary Term Sheet—Merger Financing” and “Proposal One—The Merger—Merger Financing” in the Proxy Statement is incorporated herein by reference.

(c)
Expenses.  The information set forth under the captions “Proposal One—The Merger—Estimated Fees and Expenses,” “Proposal One—The Merger—Compensation of the Independent Committee and Other Members of the Board of Directors” and “The Merger Agreement—Expenses” in the Proxy Statement is incorporated herein by reference.

(d)
Borrowed Funds.  The information set forth under the captions “Summary Term Sheet—Merger Financing” and “Proposal One—The Merger—Merger Financing” in the Proxy Statement is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)-(b)
Securities Ownership; Securities Transactions.  The information set forth under the captions “Security Ownership of Certain Beneficial Owners,” “Security Ownership of Management and Directors,” “Certain Purchases and Sales of Caraco Common Stock,” “Questions and Answers about the Merger and the Special Meeting,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “The Special Meeting—Required Vote” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) - (e)
Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others.  The information set forth under the captions “Summary Term Sheet—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Summary Term Sheet—Quorum; Required Vote,” “Questions and Answers about the Merger and the Special Meeting,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee,” “Proposal One—The Merger—Position of Caraco’s Independent Committee as to the Fairness of the Merger; Recommendation by Independent Committee; Approval and Adoption of Merger Agreement by Board of Directors and Independent Committee,” “Proposal One—The Merger—Position of the Sun Filing Persons as to the Fairness of the Merger,” “The Special Meeting—Required Vote” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information.

Regulation M-A Item 1010

(a)
Financial Information.  The information set forth under the captions (i) “Selected Financial Data,” “Ratio of Earnings to Fixed Charges” “Where You Can Find More Information” and “Book Value per Share” in the Proxy Statement, (ii) “Balance Sheets,” “Statements of Operations,” “Statements of Stockholders’ Equity” and “Statements of Cash Flows” in Caraco’s Annual Report on Form 10-K for the year ended March 31, 2010, and (iii) “Statements of Operations,” “Balance Sheets” and “Statements of Cash Flows” in Caraco’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 are expressly incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) - (b)
Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth under the captions “Questions and Answers about the Merger and the Special Meeting,” “Proposal One—The Merger—Estimated Fees and Expenses,” “The Special Meeting—Solicitation of Proxies” and “Proposal One—The Merger—Events Leading Up to the Merger Proposal and the Work of the Independent Committee” in the Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(3)(i)
Preliminary Proxy Statement of Caraco Pharmaceutical Laboratories, Ltd. (incorporated by reference to Caraco’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 16, 2011).

(a)(3)(ii)	Form of Proxy Card (included as Appendix D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)	Press release, dated February 22, 2011 (incorporated by reference to Exhibit 99.1 to Caraco’s Form 8-K, dated February 22, 2011 and filed February 22, 2011).

(c)(1)
Opinion of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)	Presentation of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of February 21, 2011, by and among Sun Pharma, Sun Global, Merger Sub and Caraco (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(f)	Sections 761-774 of the Michigan Business Corporation Act (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(g)	None.

After due inquiry and to the best of their knowledge and belief, each of  the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 15. 2011

CARACO PHARMACEUTICAL LABORATORIES, LTD.

By: /s/ GP. Singh
Name: GP. Singh
Title: Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By: /s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi
Title: Managing Director

SUN PHARMA GLOBAL, INC.

By: /s/ Harin Mehta
Name: Harin Mehta
Title: Director

SUN LABORATORIES, INC.

By: /s/ Jayesh Shah
Name: Jayesh Shah
Title: President

DILIP S. SHANGHVI

/s/ Dilip S. Shanghvi
Dilip S. Shanghvi

Exhibit Index
Exhibit No.	Description

(a)(3)(i)
Preliminary Proxy Statement of Caraco Pharmaceutical Laboratories, Ltd. (incorporated by reference to Caraco’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 16, 2011).

(a)(3)(ii)	Form of Proxy Card (included as Appendix D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)	Press release, dated February 22, 2011 (incorporated by reference to Exhibit 99.1 to Caraco’s Form 8-K, dated February 22, 2011 and filed February 22, 2011).

(c)(1)
Opinion of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)	Presentation of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of February 21, 2011, by and among Sun Pharma, Sun Global, Merger Sub and Caraco (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(f)	Sections 761-774 of the Michigan Business Corporation Act (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(g)	None.